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                       Securities And Exchange Commission
                            Washington, D. C. 20549

                                 ------------

                                    FORM 10

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                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             ITERATED SYSTEMS, INC.
              (exact name of registrant specified in its charter)



           GEORGIA                                       58-1741516
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


  3525 PIEDMONT ROAD
  SEVEN PIEDMONT CENTER
  SUITE 600                                              30305-1530
  ATLANTA, GEORGIA                                       (zip code)
(Address of principal executive offices)


      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (404) 264-8000

                                 ------------

          Securities registered pursuant to Section 12(b) of the Act:

                                     None

                                 ------------

          Securities registered pursuant to Section 12(g) of the Act:

                              Title of each class
                              -------------------
                     Common Stock, par value $.01 per share


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

ITEM 1.   BUSINESS.

GENERAL

     Iterated develops, licenses and markets digital still image and video science technology based upon its emerging Imaging Systems Architecture (ISA), to original equipment manufacturers (OEM's) seeking innovative, high performance solutions to problems arising from the convergence of the content, communications and computer markets.

     The Company was founded in 1987 by Dr. Michael Barnsley and Dr. Alan Sloan, who at that time were tenured members of the mathematics faculty at the Georgia Institute of Technology. Their early work was based on the discovery that real-world images could be generated by plotting fractal equations. An early experiment produced the Iterated Systems fern logo from only a few bits of data, using a fractal process known as an Iterated Function System.

     Iterated's initial products provided fractal image compression and included its Fractal Imager. Iterated's fractal compression products, based on Dr. Barnsley's patented Fractal Transform algorithm method (which was assigned to Iterated), store and display fractal-compressed images in Microsoft's Encarta CD-ROM encyclopedia, the Great Artists CD-ROM series, and other CD-ROM and screen saver titles.

     Iterated developed its ClearFusion, ClearVideo, ClearVideo Live and Fractal Viewer applications to meet the demand for high quality, easy to download images and video on the Internet. By working with companies such as Progressive Networks, Terran Interactive, The Altimira Group and Microsoft, Iterated's video products work with various standard applications and video formats.

     Iterated's technologies are based upon the Company's research and development expertise in digital image science and fractal-based mathematics that have evolved over more than ten years in the digital image business. Through Iterated's ongoing research, the Company expects to continue to evolve its Imaging Systems Architecture and to develop software products and new technologies for incorporation by OEMs into end user products.

     The Company was organized under the laws of the State of Georgia on May 28, 1987. On May 20, 1991, Iterated Systems Limited was incorporated in the United Kingdom as a wholly-owned subsidiary of the Company to function as the Company's European sales office.

INDUSTRY TRENDS

     The Company believes there are three concurrent events creating instability and opportunity for information based companies searching for imaging solutions. These are the convergence of the content, communications and computer markets, the advancement of digital media, and the demand for more features, applications, and user options.

     Convergence. Alliances between companies like Microsoft and NBC, and MCI and NewsCorp, illustrate the convergence of content, communications and computer markets. Frequent mergers occur among companies in the related industries of telecommunications, cable TV, and Internet services. The Company believes that computing and television giants will compete to deliver television programming to computer screens and the Internet to television screens. Converging industries will require image and video technologies that can cross over from their traditional formats and delivery systems to their new partners.

     The Digital Age. The Company believes that the final days of analog media are here, heralding the fruition of a digital age. The Company anticipates that digital still image and video cameras, digital scanners, and digital high-definition television (HDTV) will be only a few of the consumer products in high demand in the digital age. The Company also believes that content producers will need entire workflow systems, including production-quality digital scanners, cameras, and printing presses; digital editing and broadcasting studios; and digital distribution systems for news, entertainment, and games. As a result, in the Company's view, tremendous opportunity exists for new digital image science technologies to replace traditional analog methods.

     Feature Demand. The Company believes consumer and professional users of technology products will demand the new features and flexibility that digital images and video can offer. Already, the desire to transmit photographs over the Internet has caused photo processors to offer digitization and output to diskette. As digital image and video data become more prevalent, the Company expects that the possibilities for using and reusing data will multiply, along with the products needed in the marketplace.

THE COMPANY'S STRATEGY FOR THE DIGITAL AGE

     The Company's strategy is to continue developing component technologies for OEMs seeking to provide enhanced quality digital images at faster speeds. Taking advantage of its core competencies, the Company sees significant potential in providing digital imaging science components in a range of vertical markets across the converging image industries. During the last year the Company has evolved a business plan to take advantage of the changes in the digital imaging industry.

IMAGING SYSTEMS ARCHITECTURE

     Evolving from over ten years of digital image science research, the Company is continuing to develop its ISA from which component products will be constructed. By building its components from one foundation, the Company plans to offer individual solutions for its customers and an entire suite of compatible and complementary products that the Company believes can significantly advance digital imaging.

     The ISA is the technological basis for the Company's development and its objectives are:


     . To provide a common foundation for the development of component technology products.

     . To bring digital quality to entire workflows. The Company expects that acceptable digital solutions must apply to the entire workflow, from creation of original content to viewing by the end-user. Users are expected to demand digital quality and capabilities at all steps in the process, with easy transitions between the steps. For example, content should be easy to digitize and should be editable without format conversion.

     . To unify converging technologies. Within the converging imaging industries, demand is expected to increase for technologies that converge in a like manner. Image and video data formats and the tools which manipulate them should be designed with the expectation that end-users will want to use the same data for multiple purposes and will demand the same features across platforms and applications.

     . To be adaptable to rapid change in unstable markets. New market demands and new technologies are expected to cause the Company's technologies to change. The Company believes that its technical strategy must be flexible and integrated while extending existing standards in the marketplace.

     The ISA offers the following technology features:

     . Resolution-on-demand is a feature of fractal encoding which can be the basis for technical solutions to eliminate or reduce the need to redigitize data at multiple resolutions. Using the Company's patented compression methods, an image can be efficiently stored in terms of its internal similarities and not in terms of a pixel grid. Therefore, one encoded image could be rendered to many sizes and resolutions for screen display, downloading over networks, and printing on a laser printer or a high-quality printing press. In this case, no additional content creation (reformatting or redigitizing) is needed because one master image serves many purposes. Images retain quality with minimal compromises for smaller file size.

     . Bandwidth scalability makes it possible to transmit or deliver data with quality, subject to bandwidth limitations. As new imaging technologies are developed, they are expected to employ a wider range of bandwidths to transmit data. The Company believes that the Internet already demonstrates a need for specially prepared and reduced image content to meet bandwidth constraints. The Company's data types are scalable to varying bandwidths in most cases. One image file can generally be transmitted at many data rates, preserving image quality.

     . Variable Loss Encoding is one of the Company's technologies allowing original images to be reconstructed after decompression. This technology is designed to meet the end-user's demand for high-quality viewing of images.

     The overall benefit of the ISA is multi-purpose image representation. ISA permits image representation throughout the content creation, editing, transmission, and viewing processes of the digital imaging workflow. This technology can also be used on various devices, with different outputs, rendered at differing resolutions, and delivered at various bandwidths.

MARKETS AND APPLICATIONS

     The Company's primary target customers are OEMs seeking to improve their competitive position and time to market by incorporating the Company's technology into the OEM's own workflows and products. The Company seeks to build relationships with large systems vendors with substantial stakes in one or more segments of the emerging digital convergence markets, with the intent of licensing components of the ISA to these vendors. This strategy is intended to accomplish the following:


     . Improve target customer's competitive positions within existing market segments.

     .  Enable the creation of new market segments.

     One of the Company's goals is to generate recurring royalties and license fees from its OEMs. In some cases, the Company may receive non-recurring engineering fees or fees for shared-risk development.

     Although the ISA has applications in a variety of markets, the Company has identified three specific Line of Business initiatives with associated target markets. These initiatives represent both near-term and long-term prospects:



MARKET                                         ENTRY POINT                        INITIAL PRODUCT
-----------------------------------------------------------------------------------------------------------
Graphic Arts                              Large image handling                Adobe Photoshop plug-in
-----------------------------------------------------------------------------------------------------------
Digital Photography                   Sensor enhancement and image        CCD array interpolator and low
                                                 scaling                       cost printer devices
-----------------------------------------------------------------------------------------------------------
Digital Video for High  Quality        VHS video at sub-MPEG rates         Digital Video for ADSL/xDSL and
 applications                           Advertising and training            cable modem delivery
-----------------------------------------------------------------------------------------------------------

     Each of these opportunities is discussed in the following sections.

GRAPHIC ARTS

     The graphic arts industry consists primarily of independent pre-press shops, advertising agencies, design firms, stock houses, and printers, all preparing digital content. Massive and complex digital image files are transmitted physically between stock houses, design firms, the pre-press house, and the printer. The work often occurs under tight deadlines with large penalties for missed deadlines (e.g., if the finished ad is not delivered to the magazine on time, the client is billed for the space even though the ad will not run).

     The graphic arts workflow can be substantially improved by applying components of the ISA family of still image handling technologies collectively known as STiNG. Using STiNG, graphic arts professionals may experience the following improvements in process and workflow over their current practices:


     . Image asset management allows the integration of traditional graphic arts workflows with Internet publishing workflows. By storing just one image users may re-purpose that image for higher and lower resolution applications. For example, the same image may be used in low resolution on a Web site, in medium resolution on a printed brochure, and in high resolution on a poster. In this example, one image is used three times for very different applications, whereas three images would be needed in the current system. Using a single image provides savings in time, space, and money.

     . Fractal-based image enlargement technology enables users to create very large, high-quality images, such as posters, to meet the demanding standards of the corporate advertising world.

     . Smaller image files will facilitate the transmission of images over existing digital networks like the Internet. Stock houses and advertising agencies could more efficiently send images to clients. (Existing compression techniques enable image transfers over networks, but often quality is sacrificed for file size.)

DIGITAL PHOTOGRAPHY

     Digital still image cameras for widespread consumer use did not exist two years ago. One year ago they were expensive curiosity items for early adopters. Now they are available at price points which rival those of their film-based predecessors. However, the quality of the output images is still inferior to comparably priced film cameras. The Company believes that quality must improve before digital cameras will have a significant market share. The Company's KLiCK family of digital photography technology is expected to provide substantial quality enhancements over current methods while maintaining or reducing the overall cost of the digital camera. Output images are improved by embedding the image enhancement step into the camera. The Company believes that this strategy is important for two reasons:

     . The earlier in the image workflow that information is digitized in a high quality form, the greater the opportunity to maintain high quality throughout the life of the image (editing, re-use, re-edit, etc.); and

     . It opens up a new set of devices as targets for the Company's technology as well as a new set of potential customers for this technology.

     Incorporation of KliCK technology in digital cameras provides the Company with the opportunity to add value to the entire digital image workflow. Certain components of the architecture are suitable for inclusion in the camera itself. The Company believes that other components can enhance image quality during the downstream process of editing, transmission, and output/printing.

DIGITAL VIDEO FOR HIGH QUALITY APPLICATIONS

     The main challenge facing the digital video world is the delivery of video to the digital advertising, educational/training, and entertainment markets that meets or exceeds the quality of its analog predecessors. It is also difficult to work within the technical and economic constraints of existing network infrastructures and other delivery mechanisms, such as Direct Broadcast Satellite (DBS).

     The Company believes that consumer demand will require television quality video and the Company has applied its ISA to meet this demand. The Iterated ViO family of digital video technology is designed to deliver entertainment-quality digital video over communications bandwidths that are substantially lower in capacity than those required by the traditional approaches incorporating MPEG.

     There are many applications that potentially fall under the entertainment video umbrella, but the Company believes the following to be the most promising because it appears that significant funding may be committed to these initiatives:

     . Telecommunications and Regional Bell Operating Companies (RBOCs): companies providing analog voice and data to consumers through fiber-optic or wireless cable. Telephone companies, including RBOCs, are aggressively investing in technology to compete with satellite and cable companies for provision of video services directly to the consumer. RBOCs are using wireless cable and ADSL (Asynchronous Digital Subscriber Line) to compete with the cable companies.

     . Cable companies: companies providing analog content via coaxial cables to local cable companies which direct the analog signal to consumers. Given intense competition from DBS, cable companies are evaluating technology investments for conversion to digital services.

     . Corporate communications: companies that desire to use digital video to communicate to remote locations, i.e., distance learning. Systems integration providers typically supply Fortune 500 corporations with the tools and services needed for the implementation of these applications.

     . DBS companies: companies providing digital content via satellites directly to the consumer (also known as DTH: Digital To Home).

     . Advertising on the Internet: companies that provide digital video advertisements to Internet Service Providers for insertion into programming and distribution to the consumer through high speed digital access such as xDSL and cable modems.

COMPETITION

     The Company has classified competition to its ISA-based strategy into three categories: (1) single solution component providers; (2) product and system providers; and (3) international standards.

     Single Solution Component Providers. Many competitors are focused on providing single solutions based on compression technology for video and still images. Many of these competitors offer solutions to specific problems in the area of compression/decompression.

     Product and System Providers. Many companies outside the compression and image science markets are developing image-based products and systems such as digital printers, scanners, cameras, and editors. Historically, many of these companies have funded certain image-related development work internally. The Company believes that global market pressures and rapid technology change provide the Company with an opportunity to develop business relationships with companies in this category which are seeking to develop unique image products in their respective markets.

     International Standards. To date many companies have used products based on international standards such as MPEG and JPEG. These standards are widely accepted and generally available, some at low or no cost to the user. To overcome the competition of standards, the Company must provide technology solutions with enhanced value to offset or be compatible with the broad acceptance of existing standards. The Company believes that (i) its ISA will provide enhanced value, and (ii) the current standards will undergo substantial modification and replacement to keep up with technological changes and the Company can develop compatible OEM solutions. When such modifications and replacements occur, the Company believes it may have an opportunity to propose that the Company's technology be included in the standardization process. Moreover, because of available computation power from PCs, the Company believes that it may become increasingly possible to make its ISA compatible with international standards. In addition, the Company believes there are significant opportunities where standards are not considered to be a dominant factor, such as in the Company's current digital photography effort.

RESEARCH AND DEVELOPMENT/PATENTS

     During 1995, 1996 and 1997 the Company has spent $8,685,000, $8,966,000 and
$8,261,000 respectively in the research and development of new technologies, refining and improving its technologies and the customization of its technologies to the needs of specific customers. The Company expects that continued significant expenditures in this area will be necessary to successfully introduce new products and improve its core technology and no assurances can be made that these development efforts will be successful.

     Consistent with its emphasis on research and development, the Company maintains an aggressive patent filing program. To date, the Company holds six issued U.S. patents with expiration dates from 2009-2015, holds an exclusive license to a seventh issued U.S. patent expiring in 2007, and has received notices of allowance of claims on four additional pending applications.

     Since March 1995, the Company has filed a total of 21 new U.S. patent applications, and several are under preparation. To date, international applications corresponding to certain of the new U.S. applications have been filed utilizing the Patent Cooperation Treaty (PCT) procedure, which generally requires that PCT applications be filed within one year of the original national filing.

     The Company's patents and patent applications are intended to provide a degree of patent protection of the Company's technology as applied to products developed under the Company's ISA, particularly as applied in the area of real time video codecs, store and forward video codecs and still image codecs. The markets for these lossy Codecs are highly competitive, and the Company believes that its research and development efforts and resulting patents are essential to an effective market presence. In addition to its research and development of lossy codec products, the Company is pursuing advanced research in the area of lossless codecs, and has filed certain relevant patent applications.

RECENT CHANGES TO BUSINESS PLAN

     The Company's current strategies and business direction, including the decision to focus its primary efforts on the development of OEM relationships for its technology, were developed during the first half of 1997 based on internal and external factors affecting the Company and recent market conditions. Prior to that time one of its significant focuses was for the development of software products to be sold to end users for use on the Internet. Developments in that market lead the Company to believe that its expertise is better suited to developing and delivering its technology to OEMs for inclusion in their products. As a result of this shift, during 1997 the Company experienced a significant reduction and restructuring in its workforce. The Company expects its business plans to continue to evolve based on competitive forces and the ongoing need to generate new and innovative products on a continual basis. These external market factors make estimates of product acceptance and financial performance of the Company difficult to predict, and in response thereto the Company expects to be required to make ongoing revisions to its business plan.

HISTORY WITH MCI

     In September 1994 the Company entered into a Development and License Agreement (the "1994 MCI Agreement") with MCI Telecommunications Corporation ("MCI") to provide for development of certain advanced compression technology for use in telecommunications applications. MCI paid the Company approximately $36,000,000 over the next three years for development of specific technology and the exclusive rights to use and sublicense specified technology in telecommunications markets until September 1997. Further, the 1994 MCI Agreement provides for the Company and MCI to share in revenues generated by the license of specified technology during and after the term of the 1994 MCI Agreement. The 1994 MCI Agreement provides MCI the right to continue to exclusively license specific technology developed by the Company for MCI under the 1994 MCI Agreement in telecommunications markets after September 1997.
After September 1997, MCI's exclusive right to use in telecommunications markets certain technology not developed for MCI under the 1994 MCI Agreement required payment of additional license fees which were not paid. Except for certain provisions, notably

MCI's continued license rights described above and provisions relating to limitation of liability, revenue sharing and confidentiality, the 1994 MCI Agreement expired in September 1997. MCI and the Company have engaged in discussions which resulted in differing interpretations of various material provisions of the 1994 MCI Agreement. If the parties are not successful in resolving these matters, then issues regarding the 1994 MCI Agreement could result in an arbitration proceeding between the Company and MCI.

EMPLOYEES

     The Company currently has approximately 77 full time employees based in its offices in Atlanta, Georgia and Reading, England. The Company also makes extensive use of independent contractors to fulfill short term specialized needs.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     History of Operating Losses and Accumulated Deficit. The Company was organized in 1987 and has incurred net operating losses since 1991. The Company had an accumulated deficit at December 31, 1997 of approximately $11,436,000. The Company will require significant increases in revenues to cover projected development, selling, marketing and other operating costs and to achieve a profitable level of operations, and there can be no assurance as to when or if such increases in revenues will be achieved.

     Revenues from 1994 MCI Agreement. During the period from September 1994 until September 1997, approximately 84% of the Company's revenues were derived from MCI under the 1994 MCI Agreement. Due to the expiration of the 1994 MCI Agreement in September 1997, the Company's revenues have decreased dramatically and no assurance can be made that the Company will be successful in replacing revenues at this level in the near term.

     Dependence on Emerging Markets. Currently, only a limited number of applications incorporating the Company's products or technologies are in commercial production. The Company has derived substantially all of its product revenues to date from sales of products for these applications and sales of products for development, trials and early deployment of applications that are not yet commercially available or are not yet in volume production. The Company's ability to generate significant revenues will be dependent on the development of new opportunities for digital images in the computer and photography markets and/or the adoption of the Company's technologies by producers and users of such images. The potential size of these new market opportunities and the timing of their development are uncertain.

     Factors Affecting Operating Results; Potential Fluctuations in Quarterly Results. The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as revenue from software sales, the timing of new product and service announcements, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, changes in operating expenses, changes in Company strategy, and general economic factors. The Company has limited or no control over many of these factors. The Company operates with virtually no services or software product order backlog because its services are purchased on demand and its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for the Company's products is evolving and the Company's revenues in any period are significantly affected by the announcements and product offerings of the Company's competitors as well as alternative technologies. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

     Dependence on New Product Development; Rapid Technological Change. The Company's operating results will depend to a significant extent on its ability to successfully introduce new products and improve its core technology on a timely basis and/or reduce costs of existing products. As a result, the Company believes that continued significant expenditures for research and development will be required in the future. There can be no assurance that new products will be successfully developed or will achieve market acceptance.

     Competition. The development and marketing of digital image products and technologies is extremely competitive. Many of the companies developing and marketing competitive technologies have competitive advantages over the Company, including established positions in the market, brand name recognition, established ties with OEMs, and the use of industry standards for digital compression and decompression such as MPEG and JPEG which can be obtained at little or no cost to the user. Further, there can be no assurance that the Company's competitors will not succeed in developing products or technologies that are more effective than those being developed by the Company or that would render the Company's products and technologies obsolete. In addition, many of the Company's competitors have substantially greater financial, technical, marketing and human resources capabilities than the Company.

     Substantial Continuing Capital Needs; Uncertainty of Additional Funding. The Company anticipates that, in order to maintain a competitive position in its market, it will have to expend substantial resources to continue research and development relating to potential applications and new technologies and expand its sales, marketing and distribution activities. There can be no assurance that the Company will be able to generate internally the funds necessary to continue such research and development efforts or to expand sales and marketing activities, or that additional funds from outside sources will be available for such purposes.

     Dependence on Management. The Company is substantially dependent upon the efforts and abilities of its officers, directors and certain key employees. The loss or unavailability to the Company of any of its executive officers, or any of its directors or key employees could have a material adverse effect upon the Company. The Company has employment agreements with certain key employees. The Company does not maintain key man life insurance policies on any of its key employees. As a result, the Company's operations could be adversely affected upon the death of any of its key employees.

     International Operations. The Company believes that its continued growth and profitability may require increasing its international revenues. International operations are subject to inherent risks, including the impact of possible recessionary environments in economies outside the U.S., changes in legal and regulatory requirements, changes in tariffs, currency exchange fluctuations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company will be able to sustain or increase international revenue, or that the factors listed above will not have a material impact on the Company's international operations. This expansion will require financial resources and significant management attention.

     Dependence on Patents and Proprietary Rights. The Company's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology through a combination of copyright, patent and trade secret protection and contractual provisions and non-disclosure agreements. Competition in the Company's market is intense and there can be no assurance that the Company's competitors will not independently develop or obtain patents on technologies that are substantially equivalent or superior to the Company's technology. The Company could incur substantial costs in defending itself in patent infringement lawsuits brought by others and in prosecuting patent infringement lawsuits against third party infringers. The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by non-disclosure agreements with its employees, suppliers, consultants and potential strategic partners and customers. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently developed by competitors.

FORWARD-LOOKING STATEMENTS - CAUTIONARY STATEMENTS

     The discussions herein contain trend information and other forward-looking statements that involve a number of risks and uncertainties. The actual results of Iterated Systems, Inc. and its wholly owned subsidiary, Iterated Systems Limited (collectively, the "Company" or "Iterated"), could differ materially from its historical results of operations and those discussed in the forward-looking statements. The forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used herein, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. The forward-looking statements should be read in light of these factors and the factors identified in "Item 1. Business" and in "Item 2. Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations." All references to year periods refer to the Company's fiscal years ended December 31, 1997.


ITEM 2.   FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" are derived from the consolidated financial statements of the Company, which financial statements have been audited by Ernst & Young LLP, independent auditors, whose report appears elsewhere herein.

     The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere herein.


                                                            Years Ended December 31,
                                           --------------------------------------------------------
                                             1993        1994        1995        1996        1997
                                           --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:                                              (In Thousands, Except Per Share Data)

Total Revenues                             $ 6,837     $ 8,385     $14,430     $15,558     $ 9,471
Operating loss                                (826)     (1,218)       (612)     (1,701)     (6,551)
Net loss                                      (783)     (1,190)       (509)     (1,606)     (6,329)
Basic and diluted net loss per share          (.08)      (0.11)      (0.05)      (0.15)      (0.56)
 of common stock
Weighted average common                     10,323      10,421      10,501      10,564      11,320
  shares outstanding

CONSOLIDATED BALANCE
  SHEET DATA:
Cash, cash equivalents and short-          $ 2,485     $ 3,034     $ 6,281     $ 4,151     $17,633
  term investments
Total assets                                 3,852       4,468      10,032       7,487      19,775
Non-current liabilities                          0          66       1,429         208          54
Stockholders' equity                         3,162       2,689       2,514       3,211      18,716

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS

OVERVIEW

     Historically, the Company has derived its revenues from development fees and exclusive license fees, packaged software products and related revenues, as well as other OEM license and contract revenues. The Company expects that revenues from packaged software products will decline in the future as business efforts are focused on developing relationships with OEM's whose competitive position and time to market would be positively impacted by using the Company's technology in their own products. During 1997, the Company reduced its workforce to focus on a more effective implementation of this OEM market strategy. If this plan is successful, the Company believes that a majority of its future revenues will be derived from license fees and recurring royalties from its OEM relationships. In some cases, the Company expects to generate non-recurring development fees or fees for shared risk development from its OEM relationships.

FINANCIAL CONDITION

     In an initial public offering on September 29, 1997 on the Oslo Stock Exchange in Norway, the Company sold 2,040,000 shares of its common stock, par value $.01 per share (the "Common Stock") resulting in net proceeds of approximately $18,600,000 to the Company, and certain shareholders sold 710,300 shares of Common Stock at approximately $10 per share.

     The Company has not registered any securities with the U.S Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

     At December 31, 1997, the Company had cash, cash equivalents and short-term investments in excess of $17,000,000 and shareholders' equity in excess of $18,000,000.

     In 1996 and 1997, the Company used cash in operating activities of $2,727,000 and $7,511,000, respectively. In 1996, the use of cash reflects a reduction in deferred revenue of $2,557,000. In 1997, the use of cash reflects a reduction in deferred revenue of $2,552,000.

     In 1996 and 1997, the Company used cash in investing activities of $1,142,000 and $10,445,000, respectively. In 1996, cash used in investing activities was used primarily for the purchase of property and equipment and in 1997 cash was primarily used for the purchase of short term investments with the proceeds from the Company's initial public offering.

     In 1996 and 1997, the Company had cash provided by financing activities of $1,739,000 and $21,439,000, respectively. In 1996, cash provided by financing activities was primarily attributable to the proceeds from the issuance of $2,000,000 of common stock to Mitsubishi Corporation and its affiliates. In 1997, cash provided by financing activities was primarily attributable to borrowings of $3,000,000 under the shareholder credit facility described below and $18,600,000 net proceeds from the Company's initial public offering.

     On June 30, 1997, the Company amended the Bridge Financing Credit Facility (the "Credit Facility") with Mosvold Farsund AS ("Mosvold"), one of its shareholders. The amended Credit Facility allowed the Company to borrow up to $6,000,000 ($3,000,000 at December 31, 1997) from Mosvold until June 30, 1998, at which time the Company can convert any outstanding balance into a four year term loan. During the second quarter of 1997, the Company borrowed $3,000,000 from Mosvold under this financing agreement. During the fourth quarter of 1997, Mosvold exercised its option to convert the $3,000,000 in outstanding borrowings into 300,000 shares of the Company's Common Stock at $10 per share. As a result, there are currently no outstanding borrowings under the Credit Facility and an available amount of credit thereunder of $3,000,000 which the Company may borrow at any time until June 30, 1998.

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues. Total revenues decreased 39.1% to $9,471,000 in 1997 compared to $15,558,000 in 1996. The decrease in revenues is mainly due to MCI making its final development fee payment in 1997 under the 1994 MCI Agreement (discussed previously under "Item 1--Business--History with MCI"). In addition, during 1996, the Company executed a one-time sale of custom built decompression hardware boards resulting in $1,484,000 of revenue being recognized.

     Cost of Product Revenues and Inventory Writedowns. Cost of product revenues decreased 86.1% to $128,000 in 1997 from $923,000 in 1996. The decrease from 1996 to 1997 is the result of the one-time sale of custom built decompression hardware boards discussed above. Cost of product revenues from this transaction amounted to $685,000 in 1996.

     In 1996, there was an inventory writedown relating to the Company's older compression accelerator hardware boards to net realizable value in the amount of $238,000.

     Sales and Marketing. Sales and marketing expenses decreased 3.0% to $4,993,000 in 1997 from $5,146,000 in 1996. Sales and marketing workforce reductions in the third quarter of 1997 offset the higher levels of staffing during the first six months of 1997, and resulted in slightly lower expenses for 1997.

     Research, Development and Engineering. Research, development and engineering expenses decreased 7.9% to $8,261,000 in 1997 from $8,966,000 in 1996. The decrease is primarily the result of the workforce reductions discussed previously.

     General and Administrative. General and administrative expenses increased 32.9% to $2,640,000 in 1997 from $1,986,000 in 1996. The increase is due to charges the Company recorded in the fourth quarter of 1997. Major components of the charges include a $399,000 write-off of uncollectible accounts receivable from a single customer.

     Interest Income. Interest income increased 107.0% to $396,000 in 1997 from $191,000 in 1996. The increase is due to the higher levels of interest on cash equivalents and short-term investments the Company experienced during 1997 as a result of the proceeds from the initial public offering of Common Stock.

     Interest Expense. Interest expense increased 104.7% to $176,000 in 1997 from $86,000 in 1996. The increase in 1997 is due to interest expense on the $3,000,000 in outstanding borrowings under the Mosvold Credit Facility. Prior to its conversion to equity in October 1997, interest expense on these borrowings amounted to $112,000.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Total revenues increased 7.8% to $15,558,000 in 1996 from $14,430,000 in 1995. The increase in revenue reflects the $1,484,000 one-time sale of custom built decompression hardware boards discussed previously. Development and license fee revenues recognized under the 1994 MCI Agreement amounted to $12,673,000 in 1996 and $12,775,000 in 1995, representing 81% and
89% of total revenues for those years, respectively.

     Cost of product revenues and inventory writedowns. Cost of product revenues increased 234.4% to $923,000 in 1996 from $276,000 in 1995. The increase in cost of product revenues is the result of the $685,000 cost associated with the one-time sale of custom built decompression hardware boards discussed previously.

     During 1995, the Company recorded reserves totaling $380,000 to reduce the carrying value of certain inventory items and to reflect inventory purchase commitments in excess of net realizable value. During 1996, the Company reserved an additional $238,000 for the remaining hardware boards.

     Sales and Marketing. Sales and marketing expenses increased 49.8% to $5,146,000 in 1996 from $3,435,000 in 1995. The increase is attributable to hiring of additional marketing personnel and expanded advertising, public relations and trade show activities.

     Research, Development and Engineering. Research, development and engineering expenses increased 3.2% to $8,966,000 in 1996 from $8,685,000 in 1995. The primary components of the increase were salaries and other personnel costs, contract labor for independent contractors and recruiting and hiring expenses.

     General and Administrative. General and administrative expenses decreased 12.4% to $1,986,000 in 1996 from $2,267,000 in 1995. In 1995, the Company had bad debt expense charges in the amount of $123,000. As sales of packaged software products declined in 1996, bad debt expense decreased accordingly to $29,000. In 1995, the Company moved to a new office location and incurred additional administrative expenses in conjunction with the move.


IMPACT OF YEAR 2000

     The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. The Company intends to take the actions necessary to ensure that systems and applications will recognize and process the year 2000 and beyond. The Company does not expect the year 2000 issue to be reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition. Further, the Company does not believe that the year 2000 issues will materially affect the Company's products, services or competitive position.

SOFTWARE REVENUE RECOGNITION

     In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted SOP 97-2 during 1997. Such adoption had no effect on the Company's methods of recognizing revenue.

EARNINGS PER SHARE OF COMMON STOCK

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share ("Statement 128"), which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during each period.

COMPREHENSIVE INCOME

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income ("Statement 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt Statement 130 during 1998 and does not expect the effect of such adoption to be material to its consolidated financial statements.

BUSINESS SEGMENTS

     In June 1997, the FASB also issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"), which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt Statement 131 during 1998 and does not expect the effect of such adoption to be material to its consolidated financial statements.

INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements, and the effects thereof are not considered to be of significance in the future. Generally, throughout the periods discussed above, the changes in revenue have resulted primarily from fluctuations in sales levels, rather than price increases.

ITEM 3.  PROPERTIES.

     The Company leases approximately 30,000 square feet of office space in Atlanta, Georgia for its corporate, sales and development operations. The lease runs through April 30, 2000.

     The Company also leases approximately 3,000 square feet of office space near Reading, England for its European office. The lease runs through June 27, 2012 with an option to terminate in June 2007.

     The aggregate monthly rental for these leased offices and facilities is currently approximately $47,000, and the Company's management believes that these facilities are adequate for its intended activities in the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

     The following table sets forth, as of February 28, 1998, the beneficial ownership of the Company's outstanding Common Stock of (i) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each executive officer of the Company, (iii) each director of the Company, and (iv) all executive officers and directors as a group:

                                                                    Common Stock Beneficially Owned(2)
                                                    -----------------------------------------------------------------
Name and Address of                                      Number of Shares of
Beneficial Owners (1)                                       Common Stock                    Percentage of Class
-----------------------------------------------     ---------------------------     ---------------------------------
John C. Bacon(3)                                              65,000                                 *
John R. Festa(4)                                             706,000                               5.1
Michael F. Barnsley(5)                                     1,317,700                               9.9
Alan D. Sloan(5)                                           3,390,000                              25.6
Terje Mikalsen(6)                                          1,915,730                              14.6
Asmund R. Slogedal(7)                                         80,000                                 *
James D. Robinson, III(8)                                     60,000                                 *
Diane Barnsley                                               799,900                               6.1
Haines H. Hargrett                                                 0                                 *
Deborah N. Gable(9)                                           20,000                                 *
Ruth Mednikow(9)                                              20,000                                 *
David G. Gibson(10)                                           16,667                                 *
Burton M. Smith(10)                                           16,667                                 *
Fidulex Management Inc.                                      796,300                               6.1
Tharald Brovig                                               896,950                               6.8
Mosvold Farsund Invest AS(6)                               1,915,730                              14.6

All executive officers and directors
  as a group (12 persons)                                  7,607,764                              53.0
----------------

  *  Less than 1% of the outstanding Common Stock
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 13,109,225 shares of Common Stock outstanding as of February 28, 1998. The business address of each beneficial owner other than Ms. Barnsley, Fidulex Management Inc., Mosvold Farsund Invest AS and Mr. Brovig is c/o Iterated Systems, Inc., Seven Piedmont Center, Suite 600, 3525 Piedmont Road, Atlanta, Georgia 30305-1530. The business address of Ms. Barnsley is 2153 Allaire Lane, Atlanta, Georgia 30345. The business address of Fidulex Management Inc. is 1, Places Des Florentins, 1204 Geneva, Switzerland,
     Attention: M. Allegro. The business address of Mosvold Farsund Invest AS is P.B. 113, 4551 Farsund, Norway. The business address of Mr. Brovig is Radhusgt. 5b, 0151 Oslo, Norway.
 (2) Includes shares of Common Stock subject to options which may be exercised within 60 days of February 28, 1998. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.
 (3) Includes options to purchase 65,000 shares of Common Stock.
 (4) Includes options to purchase 706,000 shares of Common Stock.
 (5) Includes options to purchase 150,000 shares of Common Stock.
 (6) Includes 1,322,230 shares held by Mosvold Farsund Invest AS and 493,500 shares held by Mega Pacific International, Ltd. Mr. Mikalsen owns a controlling interest in each of Mosvold Farsund Invest AS and Mega Pacific International, Ltd. Also includes 100,000 shares issuable upon exercise of a warrant held by Mosvold Farsund Invest A.S.
 (7) Includes options to purchase 30,000 shares of Common Stock.
 (8) Includes options to purchase 60,000 shares of Common Stock.
 (9) Includes options to purchase 20,000 shares of Common Stock.
(10) Includes options to purchase 16,667 shares of Common Stock.

ITEM 5.   DIRECTORS AND OFFICERS.

     The directors and executive officers of the Company are as follows:


Name                         Age       Position
----                         ---       --------
John C. Bacon                 52       President, Chief Executive Officer and Director
John R. Festa                 46       Director and Vice Chairman of the Board of Directors
Michael F. Barnsley           51       Executive Vice President and Director
Alan D. Sloan                 52       Executive Vice President and Director
Haines H. Hargrett            55       Chief Financial Officer
Deborah N. Gable              43       Vice President, Human Resources
Ruth Mednikow                 43       Vice President, Product Development
David G. Gibson               40       Vice President, Sales
Burton M. Smith               42       Vice President, Marketing
Asmund R. Slogedal            59       Director and Chairman of the Board of Directors
Terje Mikalsen                57       Director
James D. Robinson, III        61       Director

JOHN C. BACON has served as President and Chief Executive Officer of the Company since February 1998. He joined the Company in March 1997 as Senior Vice President/General Manager and in August 1997 was named Executive Vice President and Chief Operating Officer. Mr. Bacon obtained a BSIE degree from Georgia Institute of Technology and has performed graduate and advanced management development work at Georgia State University, Harvard Business School and the Wharton School of Business.

JOHN R. FESTA served as President, Chief Executive Officer and a director of the Company from May 1994 until February 1998. From 1984 until May 1994, Mr. Festa served as President, Chief Executive Officer and Chairman of BUYPASS Corporation, a financial transaction processing services company. Mr. Festa attended Valparaiso University.

DR. MICHAEL F. BARNSLEY co-founded the Company in 1987 and served as Chief Executive Officer until becoming Executive Vice President, Science and Technology in May 1994. From 1979 until founding the Company, Dr. Barnsley was a mathematics professor at the Georgia Institute of Technology. Dr. Barnsley holds a degree in mathematics from Oxford University in England and a Ph.D. in theoretical chemistry from the University of Wisconsin.

DR. ALAN D. SLOAN co-founded the Company in 1987 and served as President until becoming Executive Vice President, Strategic Business Development in May 1994. Dr. Sloan obtained a BA in mathematics from the Massachusetts Institute of Technology and a Ph.D. in mathematics from Cornell University.

HAINES H. HARGRETT has served as Chief Financial Officer of the Company since September 1997. From 1994 to 1997 he was Chief Financial Officer/Treasurer of Medifax, Inc., a high technology medical transcription company. From 1992 to 1994 he was Chief Financial Officer for Park `N Fly, Inc., a company involved in developing and managing parking facilities near major city airports. Mr. Hargrett holds an A.B. in Economics from Duke University and an MBA in Finance from Indiana University.

DEBORAH N. GABLE has served as Vice President, Human Resources of the Company since February 1995. From 1985 until 1995, Ms. Gable served as Vice President of Human Resources of COIN Dealership Systems and as Director of Human Resources of The Reynolds and Reynolds Company, a turnkey computer systems company, after its acquisition of COIN Dealership Systems. Ms. Gable obtained a bachelor's degree in business and behavioral sciences from Lewis University.

RUTH MEDNIKOW has served as Vice President, Product Development/Engineering of the Company since October 1995 and as Vice President Strategic Projects from November 1994 until October 1995. Ms. Mednikow was Vice President Systems Architecture Planning and Operations for BUYPASS Corporation from 1991 to 1994. Ms. Mednikow attended Miami Dade University.

DAVID GIBSON has served as Vice President, Sales since February 1998. He served as Director of OEM Sales of the Company from August 1997 to February 1998. From July 1995 to August 1997, Mr. Gibson served as Regional Sales Manager for the Company. From June 1986 to July 1995, Mr. Gibson held various sales, marketing and business management positions with Integraph Corporation. Mr. Gibson has a BS degree in Engineering from Tennessee Technological University.

BURTON SMITH has served as Vice President, Marketing since February 1998. He served as Director of Marketing of the Company since June 1997. From July 1995 to June 1997, Mr. Smith served as Regional Sales Manager for the Company. From February 1984 to July 1995, Mr. Smith held various sales and marketing positions with Integraph Corporation. Mr. Smith has a Bachelor of EE degree from the Georgia Institute of Technology.

ASMUND R. SLOGEDAL has served as Chairman of the Board of Directors since August 1991. He served as the Company's Chief Financial Officer from May 1991 until September 1994. Mr. Slogedal has been a partner in the Norway-based venture capital firm Teknoinvest Management AS since 1989. Mr. Slogedal is a director of Mosvold Farsund AS, a Norwegian shipping and investment company, a director of Tandberg Data ASA and serves on the board of several other Norwegian and U.S.-based technology companies. Mr. Slogedal holds a B.S. degree in engineering from Purdue University.

TERJE MIKALSEN joined the company as a director in April 1996. Mr. Mikalsen is Chairman of Mosvold Farsund Group, which has 45% ownership of Teknoinvest Management AS. He is a director of Mega Pacific Group, a Hong Kong-based investment company. Mr. Mikalsen is also an outside director of Norwegian Cruise Line, Ltd. (US-based) and its parent company, NCL Holding ASA (Norway-based). Mr. Mikalsen formerly held the position of Chairman of the following publicly traded companies: Norsk Data AS until 1993; Hafslund Nycomed ASA until 1996, and Maritime Hydraulics AS until 1987, and holds several other directorships. He is also a member of the Norwegian Government's Advisory Board on industrial policies and the Norwegian Technical Scientific Academy and Norsk Investorforum, an association of Norwegian private investors. Mr. Mikalsen holds a Master of Science degree from Norges Tekniske Hoyskole.

JAMES D. ROBINSON III became a director of the Company in November 1994. Mr. Robinson is Chairman and Chief Executive Officer of RRE Investors, LLC, a private venture investment firm, and Chairman of Violy Byorum & Partners Holdings, LLC, a private firm specializing in financial advisory and investment banking activities in Latin America. From 1970 until 1993 he held various senior management positions with American Express Company, including Chairman and Chief Executive Officer from 1977 until 1993. Mr. Robinson presently serves as a director of Bristol-Myers Squibb Company, The Coca-Cola Company, First Data Corporation, Union Pacific Corporation, Cambridge Technology Partners and The Coleman Company. Mr. Robinson holds a bachelor's degree in science and technology from the Georgia Institute of Technology and a master's degree in business administration from Harvard Business School.

All directors hold office until the next annual meeting of shareholders of the Company and until their successors have been elected and qualified. The Company's non-employee directors receive no cash compensation, but are reimbursed for their out-of-pocket expenses and are eligible for stock option grants under the Company's 1994 Directors Stock Option Plan.

Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth certain summary information with respect to the compensation earned for services rendered by the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal years ended December 31, 1997, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                   Long-Term
                                                                                  Compensation
                                                     Annual Compensation             Awards
                                                 ---------------------------      ------------
                                                                                                     All Other
Name and Principal Position          Year        Salary($)       Bonus($)(1)       Options(#)      Compensation(2)
----------------------------         ----        ---------      ------------       ----------      ---------------
John R. Festa(3)                     1997        $300,000         $150,000          124,100            $     0
 President, Chief Executive          1996         291,667                0          200,000(4)               0
 Officer and Director                1995         286,458                0                0                  0

John C. Bacon(5)
 Executive Vice President            1997        $141,121         $      0          300,000            $     0
 and Chief Operating                 1996               0                0                0                  0
 Officer                             1995               0                0                0                  0

Michael F. Barnsley                  1997        $243,750         $      0                0            $     0
 Executive Vice President            1996         275,000          255,000                0                  0
 and Director                        1995         286,458          137,500                0                  0

Alan D. Sloan                        1997        $243,750         $      0                0            $     0
 Executive Vice President            1996         275,000           75,000                0                  0
 and Director                        1995         286,458          275,000                0                  0

David G. Gibson                      1997        $154,583         $      0           30,000            $     0
 Director of OEM Sales               1996         125,000                0                0                  0
                                     1995          44,263                0           10,000             48,741(6)
---------------

(1) Bonuses were for services rendered in the prior fiscal year except with respect to the bonus paid to Mr. Festa during 1997 which was payable for services during 1997.
(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.
(3) Mr. Festa served as President and Chief Executive Officer until February
    1998.
(4) Options were forfeited in 1997 in conjunction with new grant of 124,100 options.
(5) Mr. Bacon joined the Company in March 1997 and was named the Company's President and Chief Executive Officer in February 1998.
(6) Consists of reimbursement to Mr. Gibson for certain relocation-related expenses.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning options granted to the Named Executive Officers during the year ended December 31, 1997:

                                                                  Individual Grants
                       -------------------------------------------------------------------------------------------------------
                           Number of         Percent of
                          Securities            Total
                          Underlying         Granted to       Exercise or                           Potential Realizable
                            Options           Employees        Base Price       Expiration               Value(4)
Executive Officer           Granted          Fiscal Year     Per Share (1)         Date             5%              10%
------------------------------------------------------------------------------------------------------------------------------
John R. Festa               124,100(2)           22.4           $ 7.40           12/31/04       $  373,857       $  871,245
John C. Bacon               195,000(3)           35.5            10.00             3/1/07        1,226,345        3,107,798
                            105,000(3)           19.0            10.00            8/14/07          660,339        1,673,430
Michael F. Barnsley               0                 0               --                 --               --               --
Alan D. Sloan                     0                 0               --                 --               --               --
David G. Gibson              30,000(3)            5.4            10.00             6/1/07          188,668          478,123

___________________________
(1) These options were granted with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(2) Grant becomes exercisable on the first anniversary of the date of grant. Vesting may be accelerated upon the occurrence of certain events.
(3) Grants become exercisable in equal installments on the first three anniversaries of the date of grant. Vesting may be accelerated upon the occurrence of certain events.
(4) This column shows the hypothetical gain or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full terms of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth the aggregate dollar value of all options exercised and the total number of unexercised options held, on December 31, 1997, by the Named Executive Officers:

                                               Number of Securities Underlying      Value of Unexercised
                                                   Unexercised Options at         In-the-Money Options at
                          Shares                     December 31, 1997              December 31, 1997(1)
                         Acquired    Value    --------------------------------    ---------------------------
Executive Officer      on Exercise  Realized    Exercisable     Unexercisable      Exercisable  Unexercisable
---------------------  -----------  --------  ---------------   --------------    ------------  -------------
John C. Bacon               0         0                 0           300,000         $        0     $    0
John R. Festa               0         0           706,000           124,000          1,792,103          0
Michael F. Barnsley         0         0           150,000                 0            210,000          0
Alan D. Sloan               0         0           150,000                 0            210,000          0
David G. Gibson             0         0             6,667             3,333              9,334      4,666

___________________________
(1) The closing price for the Company's Common Stock as reported by the Oslo Stock Exchange on December 31, 1997 was $7.40. Value is calculated on the basis of the difference between the option exercise price and $7.40, multiplied by the number of shares of Common Stock underlying the option.

EMPLOYEE BENEFIT AND STOCK OPTION PLANS

     Description of 1994 Employee Plan. In 1992, the Company approved a stock option plan which became effective December 2, 1992 and reserved shares for future issuance. The plan was replaced by the 1994 Amended and Restated Stock Option Plan (the "1994 Employee Plan"). The purpose of the 1994 Employee Plan is to provide incentives for employees and key persons to promote the success of the Company and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the 1994 Employee Plan may be either (i) options intended to qualify as "incentive stock options" under
Section 422 of the Code, or (ii) non-qualified stock options. Stock options may be granted under the 1994 Employee Plan for all employees and key persons of the Company or of any subsidiary or parent of the Company. The 1994 Employee Plan is administered by the Board of Directors or by a Compensation Committee, in whole or in part, as delegated by the Board. The Board of Directors has the authority to determine exercise prices applicable to the options, the eligible employees or key persons to whom options may be granted, the number of shares of Common Stock subject to each option, and the extent to which options may be exercisable. Options granted under the 1994 Employee Plan generally vest over three or four years. No option is transferable by the optionee other than by will or the laws of descent and distribution or as a bona fide gift and each option is exercisable during the lifetime of the optionee only by such optionee or donee.

     Any incentive stock option that is granted under the 1994 Employee Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the Board of Directors, which may be less than the fair market value of the Company stock on the date of grant.

     Each option granted under the 1994 Employee Plan is exercisable for a period not to exceed ten years from the date of grant (or, with respect to incentive stock options, five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier after a designated period of time following termination of the recipient's employment with the Company, or as determined by the Board of Directors.

     On February 12, 1998, the Board of Directors approved the grant of an option, effective February 16, 1998, to John C. Bacon, the Company's President and Chief Executive Officer, to purchase 1,000,000 shares of Common Stock subject to the approval of an amendment (the "Amendment") to the 1994 Employee Plan to increase the number of shares reserved for issuance under the plan. The Amendment was adopted by the Board of Directors in February 1998 and approved by the shareholders at the Company's annual meeting of shareholders on April 15, 1998, increasing the number of shares of Common Stock reserved for issuance under the 1994 Employee Plan from 2,400,000 shares to 3,400,000 shares. The table below provides information regarding the dollar value and the number of shares underlying awards granted to Mr. Bacon under the 1994 Employee Plan.

                                         Dollar Value of Shares Underlying      Number of Shares Underlying Stock
Name and Position                              Stock Options ($)(1)                          Options
------------------------------------     ---------------------------------      ---------------------------------
John C. Bacon,
 President and                                        $400,000                              1,000,000
 Chief Executive Officer
--------------------

(1) Based upon the closing sale price of the Company's Common Stock of $7.66 per share as reported on the Oslo Stock Exchange on February 28, 1998, less the exercise price of the options granted.

     Description of Non-Employee Director Plan. In 1994, the Company approved the 1994 Directors Stock Option Plan (the "Directors Plan"). The purposes of the Directors Plan are to enhance the Company's ability to attract and retain the services of experienced and knowledgeable non-employee directors and to encourage such directors to acquire an increased proprietary interest in the Company. Stock options may be granted under the Directors Plan to any director who is not an employee of the Company or a parent or subsidiary. The Directors Plan is administered by the Board of Directors or by a Compensation Committee, in whole or in part, as delegated by the Board. The Board of Directors has the authority to determine exercise prices applicable to the options, the number of shares of Common Stock subject to each option, and the extent to which options may be exercisable. Options granted under the Directors Plan generally vest over three years. No option is transferable by the optionee other than by will or the laws of descent and distribution or as a bona fide gift and each option is exercisable during the lifetime of the optionee only by such optionee or donee.

     Options granted under the Directors Plan are non-qualified stock options and may be granted at the exercise price established by the Board of Directors, which may be less than the fair market value of the Company stock on the date of grant.

     Each option granted under the Directors Plan is exercisable for a period not to exceed ten years from the date of grant and shall lapse upon the earlier of the expiration of such period or 90 days after termination of the recipient's service as a member of the Board of Directors.

     An aggregate of 180,000 shares of Common Stock are reserved for issuance under the Directors Plan.

EMPLOYMENT CONTRACTS AND TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

     On February 16, 1998, the Company entered into an employment agreement with Mr. Bacon who serves as the President and Chief Executive Officer of the Company. The employment agreement provides for a base salary of $285,000 per annum. Pursuant to the agreement, Mr. Bacon was granted stock options pursuant to the Company's 1994 Employee Plan for 500,000 shares, vesting ratably over a three year period at the exercise price per share of the Company's Common Stock equal to the closing price of the Company's Common Stock traded on the Oslo Stock Exchange as of the date of the agreement. In addition, pursuant to the agreement, Mr. Bacon was granted options for a number of shares vesting upon the first to occur of the closing of a public sale of Common Stock by the Company under certain circumstances (the "Offering Closing Date"), a Change in Control (as defined in the agreement) or completion of seven years of continuous service following the date of the agreement. Pursuant to the agreement, Mr. Bacon was also granted options to purchase an additional number of shares vesting upon the first to occur of either 180 days after the Offering Closing Date, or after completion of seven years of continuous service following the date of the agreement. The agreement further provides that Mr. Bacon is entitled to receive a cash bonus on the first to occur of either the Offering Closing Date or a Change in Control. The term of the employment agreement is three years. If the Company terminates Mr. Bacon's employment without cause, the Company would be required to continue to pay Mr. Bacon an amount equal to his monthly salary at the then current rate for a period of 18 months.

     On February 16, 1998, the Company entered into an Executive Severance Agreement with Mr. Festa which supersedes and cancels his prior employment agreement. Pursuant to the Executive Severance Agreement, Mr. Festa agreed to serve as the Vice Chairman of the Board of Directors and a Special Advisor to the Company for a two-year period for an annual base salary of $150,000. Mr. Festa also agreed to forfeit 218,300 options granted to him as of December 31, 1997 and received a new grant of 124,100 non-qualified stock options exercisable at the price as of the date of the agreement on the Oslo Stock Exchange, vesting in full one year after the date of the Agreement with a term of seven years, subject to the terms of the Company's 1994 Amended and Restated Stock Option Plan. Mr. Festa also received, upon the signing of the agreement, a bonus in the amount of $150,000 for service in 1997. The agreement further provides that the Company will pay up to $400 per month for a leased automobile for Mr. Festa's use during the term of the agreement, and, as additional compensation, an amount which, after deducting federal and state income taxes, would equal the amount which the Company would contribute as a "matching contribution" to Mr. Festa's account under the Company's 401(k) plan, assuming that Mr. Festa was still an active participant in the plan and elected to defer $833.33 in compensation each month under the plan. The agreement contains covenants restricting disclosure of confidential information and non-competition and non-solicitation covenants. Pursuant to the agreement, if Mr. Festa's employment is terminated without cause, the Company would be required to continue to pay Mr. Festa the annual salary and benefits set forth in the agreement for the remainder of the stated term of the agreement.

     In May 1994, the Company entered into employment agreements with Drs. Barnsley and Sloan, who each serve as executive officers of the Company. Under the terms of their respective employment agreements, if the

Company terminates the employment of Drs. Barnsley or Sloan for any reason, other than for cause, the Company will be required to continue the payment of their base salaries for a period of two years from the date of termination. The terms of the employment agreements as amended in 1996 with Drs. Barnsley and Sloan provide for a reduction in each individual's base annual salary to $150,000 in the event the Company completes a public offering of shares of the Company's Common Stock in which each individual is permitted to sell shares owned by him, provided the public offering is completed before March 28, 1999. This offering was completed on September 29, 1997 and thus the annual base salaries thereafter payable to Drs. Barnsley and Sloan have been reduced as provided above.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 31, 1996, the Company entered into a credit agreement (the "Credit Facility") with Mosvold Farsund Invest AS ("Mosvold"), which established a $6,000,000 revolving line of credit (the "Revolving Facility"). Mosvold is a Norwegian corporation controlled by Mr. Mikalsen, a director of the Company. Advances under the Revolving Facility must be made in $3,000,000 increments with 30 days advance notice required. As of February 28, 1998, the Company had no outstanding borrowings under the Revolving Facility. Outstanding borrowings under the Revolving Facility accrue interest payable monthly at an annual rate equal to NationsBank of Georgia N.A. prime lending rate plus 1%. The Company is obligated to pay a quarterly commitment fee equal to .75% of the unused portion of the Revolving Facility. Prior to the repayment of any principal by the Company under the Revolving Facility, Mosvold has the right to elect to convert the amount of principal being repaid into shares of the Company's Common Stock at a price of $10.00 per share.

     From June 30, 1998, the Company, at its option, may convert any outstanding balance under the Revolving Facility to a term loan (the "Term Facility"). The Term Facility would accrue simple interest at an annual rate equal to NationsBank of Georgia N.A. prime lending rate plus 2.5%. Payments of principal plus accrued interest under the Term Facility in 16 quarterly installments is required, commencing on September 30, 1998. Prior to the payment of any principal under the Term Facility, Mosvold has the right to elect to convert the amount of principal being repaid into shares of the Company's Common Stock at a price of $9.00 per share.

     If the Company issues any of its securities to a third party who is not an existing shareholder for an amount that exceeds the greater of $2,000,000 or the amount of principal then outstanding under the Credit Facility, then following a demand by Mosvold, the Company would be required to request an advance of funds under the Credit Facility in an amount equal to the funds received from such third party, subject to the $6,000,000 aggregate limit under the Credit Facility.

     In connection with the establishment of the Credit Facility, the Company issued to Mosvold a warrant to acquire up to 100,000 shares of the Company's Common Stock at a price of $10.00 per share until May 31, 1999. The Credit Facility restricts the Company from incurring additional bank financing in excess of $500,000.

     On June 9, 1997, the Company borrowed $3,000,000 under the Credit Facility. On October 31, 1997, Mosvold exercised the option to convert those borrowings into 300,000 shares of the Company's Common Stock at $10 per share. The Company paid Mosvold $112,000 in interest on the outstanding borrowings during 1997 and $32,000 and $26,000 for commitment fees not borrowed during 1996 and 1997, respectively. Under the Credit Facility, the Company currently may borrow up to $3,000,000.

     Pursuant to an agreement between the Company and Teknoinvest Management AS ("Teknoinvest"), the Company pays an annual consulting fee to Teknoinvest in the amount of $15,000. Teknoinvest is a Norwegian corporation controlled by Mr. Mikalsen, a director of the Company.


ITEM 8.  LEGAL PROCEEDINGS

     The nature of the Company's business exposes it to the risk of lawsuits for damages or penalties relating to, among other things, breach of contract, employment disputes and copyright, trademark or patent infringement. The Company is not currently a party to any pending material litigation.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

     The Company's Common Stock had been traded on the Oslo Stock Exchange under the symbol "ITR" since October 1,1997. Prior to that time there was no established market for the shares. The Company has not registered any securities with the United States Securities and Exchange Commission.
Securities of the Company may not be offered for sale or sold in the US or to or for the account or benefit of any U.S. person unless the securities are registered or an exemption from registration requirements is available.

     The price per share reflected in the table below represents the range of low and high closing sale prices for the Company's Common Stock as reported by the Oslo Stock Exchange for the periods indicated:

   FISCAL PERIOD        HIGH PRICE      LOW PRICE
-------------------     ----------      ---------
10/01/97 - 12/31/97       $13.92          $6.86
01/01/98 - 02/28/98       $ 9.23          $5.98

     The closing sale price of the Company's Common Stock as reported by the Oslo Stock Exchange on February 28, 1998 was U.S. $7.66.

     The number of shareholders of record of the Company's Common Stock as of February 28, 1998, was approximately 780.

     The Company currently has 3,090,350 options and warrants outstanding to acquire Common Stock of the Company, of which 1,400,376 are currently exercisable.

     The Company has never paid cash dividends on its capital stock. The Company currently intends to retain any earnings for use in the business and does not anticipate paying any cash dividends in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has issued the securities set forth below which were not registered under the Securities Act:

     (i) On December 21, 1995, the Company issued to William Douglas Withers a total of 5,200 shares of the Company's Common Stock for $6.02 per share, in connection with Mr. Withers' services as a consultant to the Company. The issuance of the shares to Mr. Withers was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (ii) On May 31, 1996, the Company issued to Mosvold Farsund Invest AS ("Mosvold") a revolving credit promissory note (the "Mosvold Note"). In addition, the Company issued to Mosvold a three-year warrant to acquire up to 100,000 shares of the Company's Common Stock at an exercise price of $10.00 per share, in connection with the establishment of the Credit Facility. The issuance of the warrant to Mosvold was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (iii) On September 26, 1996, the Company issued an aggregate of 200,000 shares of its Common Stock for $10.00 per share in a private placement to Mitsubishi Electric Corporation, Mitsubishi Corporation, Mitsubishi International Corporation and CSK Corporation. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Regulations D and/or S promulgated thereunder.

     (iv) On April 22, 1997, the Company issued to Barent S. Wagar a total of 2,700 shares of its Common Stock for $10.00 per share, in connection with Mr. Wagar's services as a consultant to the Company. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (v) On September 29, 1997, the Company issued 10,630,224 shares of its Common Stock in connection with the completion of a stock reclassification whereby each outstanding share of common stock was reclassified into 100 shares of Common Stock. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof as a private transaction not involving a public distribution.

     (vi) On September 3, 1997, the Company issued 2,040,000 shares of its Common Stock for the equivalent of $10.00 per share in an offshore transaction to investors predominantly in Norway. Elcon Securities AS served as lead manager for the transaction and DnB Markets and Christiania Markets served as co-managers. The underwriting discount or commission paid to Elcon Securities AS, DnB Markets and Christiania Markets by the Company totaled $1,326,000. This issuance was exempt from registration under the Securities Act pursuant to Regulations S promulgated thereunder as a sale of securities outside the United States.

     (vii) On October 31, 1997, the Company issued 300,000 shares of its Common Stock to Mosvold for $10.00 per share, upon the conversion of the outstanding balance on that date under the Mosvold Note. This issuance was exempt from registration under the Securities Act pursuant to Regulations S promulgated thereunder as a sale of securities outside the United States.

     (viii) Since April 30, 1995, the Company has issued stock options to purchase an aggregate of 2,249,600 shares of its Common Stock under the 1994 Employee Plan and the Directors Plan (together with the 1994 Employee Plan, the "Plans"), at a weighted average exercise price of $8.25 per share. Of these options, 409,750 have expired or been exercised. As of February 28, 1998, 13,100 shares of Common Stock at an average weighted exercise price of $8.00 per share have been issued upon exercise of options granted under the Plans since April 30, 1995. Such shares of Common Stock issued pursuant to options granted under the Plans were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 701 promulgated thereunder.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

     The Company is authorized to issue 20,000,000 shares of common stock, par value $.01 per share, of which 13,109,225 shares are issued and outstanding as of February 28, 1998. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable. The shares of the Company's common stock are uncertificated.

PREFERRED STOCK

     The Company does not have any preferred stock authorized or issued.

WARRANTS TO PURCHASE COMMON STOCK

     In connection with the Credit Facility with Mosvold, which established a $6,000,000 revolving line of credit, the Company issued to Mosvold a warrant to acquire up to 100,000 shares of the Company's Common Stock at a price of $10 per share until May 31, 1999.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Articles of Incorporation eliminate the personal liability of directors to the Company or its shareholders for monetary damages for breaches of such directors' duty of care or other duties as a director, except with respect to liability for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) liability under Section 14-2-832 (or any successor provision or redesignation thereof) of the Georgia Business Corporation Code, or (iv) any transaction from which the director received an improper personal benefit. In addition, the Company's Restated Bylaws provide broad indemnification rights to (i) directors, and (ii) officers, employees, or agents of the Company as directed by the directors. These provisions of the Amended and Restated Articles of Incorporation and Restated Bylaws will limit the remedies available to a shareholder who is dissatisfied with a decision of the Board of Directors that is protected by these provisions.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The Company's Consolidated Financial Statements for the years ended December 31, 1995, 1996 and 1997 are filed as exhibits to this Registration Statement.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with accountants on accounting and financial disclosures.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  The following documents are filed as part of this report:


          Consolidated Financial Statements

     Included at the page indicated are the Consolidated Financial Statements of the Company, with Notes, and the related report of the Company's independent auditors thereon.

Item                                                                     Page
----                                                                  ---------

Consolidated Financial Statements at December 31, 1996 and 1997
and for the Years Ended December 31, 1995, 1996 and 1997

  Report of Independent Auditors                                           F-1

  Consolidated Balance Sheets                                              F-2

  Consolidated Statements of Operations                                    F-3

  Consolidated Statements of Shareholders' Equity                          F-4

  Consolidated Statements of Cash Flows                                    F-5

  Notes to Consolidated Financial Statements                          F-6 - 15

     (b) Exhibits. The following exhibits are filed as part of this report on Form 10.

EXHIBIT
NUMBER                             DESCRIPTION
-------    ----------------------------------------------------------------
  3.1      Amended and Restated Articles of Incorporation of the Registrant

  3.2      Restated Bylaws of the Registrant

EXHIBIT
NUMBER                             DESCRIPTION
-------    ----------------------------------------------------------------
  4.1 Warrant for the Purchase of Shares of Common Stock of the Registrant issued to Mosvold Farsund Invest AS dated May 31, 1996

 10.1 Loan Agreement between Mosvold Farsund Invest AS and the Registrant, dated May 31, 1996, as amended June 30, 1997

 10.2 Lease between California State Teachers' Retirement System and the Registrant dated January 31, 1995 for premises situated at 3525 Piedmont Road, N.E., Seven Piedmont Center, Suite 600, Atlanta, Georgia 30305

 10.3 Lease between T.A. Fisher & Sons Limited and Iterated Systems Limited dated June 27, 1997 relating to land and office buildings forming Unit No. 32 at Wellington Business Park, Dukes Ride, Crowthorne, Berkshire.

 10.4 Amended and Restated Executive Employment Agreement between the Registrant and John C. Bacon, dated as of February 16, 1998

 10.5 Executive Severance Agreement between the Registrant and John R. Festa, dated as of February 16, 1998

 10.6 Employment Agreement between the Registrant and Michael F. Barnsley, dated May 1, 1994, as amended

 10.7 Employment Agreement between the Registrant and Alan D. Sloan, dated May 1, 1994, as amended

 10.8      Iterated Systems, Inc. 1994 Amended and Restated Stock Option Plan

 10.9      Iterated Systems, Inc. Amended and Restated 1994 Directors Stock
           Option Plan

 21        Subsidiaries of the Registrant

 27.1      Financial Data Schedule

 99.1      Schedule II - Valuation and Qualifying Accounts

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Iterated Systems, Inc.

We have audited the accompanying consolidated balance sheets of Iterated Systems, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Iterated Systems, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                              /s/ Ernst & Young LLP


Atlanta, Georgia
January 16, 1998

                          CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31
                                                                                   1996          1997
                                                                             ---------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                                     $ 4,150,834   $ 7,633,283
 Short-term investments                                                                  -     9,999,420
 Accounts receivable, net of reserves for doubtful accounts
  of $9,000 in 1997 and $70,000 in 1996                                            390,848       490,818
 Receivables from employees                                                         21,049         4,849
 Inventory, net of reserve for obsolescence of $581,000 in 1996                     24,396         8,275
 Prepaid expenses and other assets                                                 472,767       360,752
                                                                             ---------------------------
Total current assets                                                             5,059,894    18,497,397

Property and equipment:
 Computer equipment and purchased software                                       3,631,909     3,836,507
 Furniture and equipment                                                           464,649       366,084
 Leasehold improvements                                                            124,002       134,398
                                                                             ---------------------------
                                                                                 4,220,560     4,336,989
 Accumulated depreciation and amortization                                      (1,959,544)   (3,103,756)
                                                                             ---------------------------
                                                                                 2,261,016     1,233,233

Other assets                                                                       165,960        44,464
                                                                             ---------------------------
Total assets                                                                   $ 7,486,870   $19,775,094
                                                                             ===========================

                                                                                      DECEMBER 31
                                                                                  1996          1997
                                                                            ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                             $   310,087   $    206,321
 Accrued expenses                                                                 866,623        639,461
 Deferred revenue                                                               2,557,126          5,126
 Current maturities of long-term debt                                             138,487         80,784
 Current portion of capitalized lease obligations                                 160,709         38,829
 Other                                                                             34,572         34,572
                                                                            ----------------------------
Total current liabilities                                                       4,067,604      1,005,093

Non-current liabilities:
 Long-term debt                                                                    80,784              -
 Capitalized lease obligations                                                     43,704          4,874
 Other                                                                             83,549         48,977

Shareholders' equity:
 Common stock, $.01 par value:
  Authorized shares  - 20,000,000
  Issued and outstanding shares  - 13,102,025 in 1997
   and 10,714,600 in 1996                                                         107,146        131,020
 Additional paid-in capital                                                     8,193,984     30,012,720
 Accumulated deficit                                                           (5,107,385)   (11,436,434)
 Currency translation adjustments                                                  17,484          8,844
                                                                            ----------------------------
Total shareholders' equity                                                      3,211,229     18,716,150
                                                                            ----------------------------
Total liabilities and shareholders' equity                                    $ 7,486,870   $ 19,775,094
                                                                            ============================

See accompanying notes.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31
                                                                           1995          1996          1997
                                                                     -----------------------------------------
Revenues:
 Development fees and exclusive license fees                           $12,835,082   $13,253,918   $ 8,829,000
 Software products and related revenues                                  1,164,904     1,951,337       391,588
 Other license and contract revenues                                       430,504       353,004       250,575
                                                                     -----------------------------------------
                                                                        14,430,490    15,558,259     9,471,163
Costs and expenses:
 Costs of product revenues                                                 276,099       923,253       128,392
 Sales and marketing                                                     3,434,709     5,145,754     4,993,471
 Research, development and engineering                                   8,684,687     8,965,758     8,260,615
 General and administrative                                              2,266,663     1,986,449     2,640,183
 Inventory writedowns                                                      380,105       238,000             -
                                                                     -----------------------------------------
                                                                        15,042,263    17,259,214    16,022,661
                                                                     -----------------------------------------
Operating loss                                                            (611,773)   (1,700,955)   (6,551,498)

Other income (expense):
 Interest income                                                           173,506       191,266       395,927
 Interest expense                                                          (57,485)      (86,129)     (176,464)
 Foreign currency exchange gain (loss)                                     (13,111)      (10,652)        2,986
                                                                     -----------------------------------------
Net loss                                                               $  (508,863)  $(1,606,470)  $(6,329,049)
                                                                     =========================================

Basic and diluted net loss per share of common stock                         $(.05)        $(.15)        $(.56)
                                                                     =========================================
Weighted average number of shares of common stock outstanding           10,500,800    10,563,500    11,319,600
                                                                     =========================================

See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                     COMMON STOCK        ADDITIONAL                   CURRENCY
                                               ----------------------     PAID-IN      ACCUMULATED   TRANSLATION
                                                   SHARES     AMOUNT      CAPITAL        DEFICIT     ADJUSTMENTS     TOTAL
                                               ------------------------------------------------------------------------------
Balance at January 1, 1995                       10,495,200  $104,952  $ 5,592,777  $  (2,992,052)     $(16,279)  $ 2,689,398
 Net loss                                                 -         -            -       (508,863)            -      (508,863)
 Currency translation adjustments                         -         -            -              -        11,654        11,654
 Issuance of common stock                             5,700        57       31,229              -             -        31,286
 Exercise of stock options                            8,500        85        3,190              -             -         3,275
 Compensation related to options for 726,500
  shares of common stock                                  -         -      287,233              -             -       287,233
                                               ------------------------------------------------------------------------------
Balance at December 31, 1995                     10,509,400   105,094    5,914,429     (3,500,915)       (4,625)    2,513,983
 Net loss                                                 -         -            -     (1,606,470)            -    (1,606,470)
 Currency translation adjustments                         -         -            -              -        22,109        22,109
 Issuance of common stock                           200,000     2,000    1,996,634              -             -     1,998,634
 Exercise of stock options                            5,200        52        4,605              -             -         4,657
 Compensation related to options for 714,200
  shares of common stock                                  -         -      278,316              -             -       278,316
                                               ------------------------------------------------------------------------------
Balance at December 31, 1996                     10,714,600   107,146    8,193,984     (5,107,385)       17,484     3,211,229
 Net loss                                                 -         -            -     (6,329,049)            -    (6,329,049)
 Currency translation adjustments                         -         -            -              -        (8,640)       (8,640)
 Initial public offering of stock, net of
  $1,821,000 of offering costs                    2,040,000    20,400   18,558,746              -             -    18,579,146

 Conversion of note payable to stockholder to
  common stock                                      300,000     3,000    2,997,000              -             -     3,000,000

 Issuance of common stock                             2,600        26       25,974              -             -        26,000
 Exercise of stock options                           44,825       448      132,211              -             -       132,659
 Compensation related to options for 570,200
  shares of common stock                                                   104,805              -             -       104,805
                                               ------------------------------------------------------------------------------
Balance at December 31, 1997                     13,102,025  $131,020  $30,012,720   $(11,436,434)     $  8,844   $18,716,150
                                               ==============================================================================

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEAR ENDED DECEMBER 31
                                                                       1995          1996           1997
                                                                 -------------------------------------------
OPERATING ACTIVITIES
Net loss                                                           $  (508,863)   $(1,606,470)  $ (6,329,049)
Adjustments to reconcile net loss to net cash provided by (used
 in) operating activities:
  Depreciation and amortization                                        822,204      1,285,317      1,468,109
  (Gain) loss on sales of property and equipment                        (4,094)           832           (180)
  Compensatory stock options                                           287,233        278,316        104,805
  Foreign currency transaction (gain) loss                              13,111         10,652         (2,986)
  Changes in operating assets and liabilities:
   Accounts receivable                                                 199,896       (143,249)      (100,761)
   Receivables from employees                                         (327,348)       311,744         16,200
   Inventory                                                          (231,022)       249,480         15,789
   Prepaid expenses and other                                         (350,361)      (125,879)       240,418
   Accounts payable                                                     62,433        (57,162)      (102,219)
   Accrued expenses                                                    414,324       (338,959)      (234,842)
   Deferred revenue                                                  4,510,384     (2,557,433)    (2,552,000)
   Other liabilities                                                   152,693        (34,572)       (34,572)
                                                                 -------------------------------------------
Net cash provided by (used in) operating activities                  5,040,590     (2,727,383)    (7,511,288)

INVESTING ACTIVITIES
Purchases of property and equipment                                 (2,443,883)    (1,158,042)      (445,971)
Proceeds from sale of property and equipment                            20,881         15,797            400
Purchases of short-term investments                                          -              -     (9,999,420)
                                                                 -------------------------------------------
Net cash used in investing activities                               (2,423,002)    (1,142,245)   (10,444,991)

FINANCING ACTIVITIES
Proceeds from note payable to stockholder                                    -              -      3,000,000
Proceeds from note payable to bank                                     415,461              -              -
Payments on note payable to bank                                       (57,703)      (138,487)      (138,487)
Proceeds from capital leases                                           343,513         12,500              -
Principal payments on capital lease obligations                       (105,792)      (138,191)      (160,710)
Proceeds on initial public offering of common stock                          -              -     18,579,146
Issuance of common stock                                                34,561      2,003,291        158,659
                                                                 -------------------------------------------
Net cash provided by financing activities                              630,040      1,739,113     21,438,608

Effect of exchange rate fluctuation on cash                               (255)           416            120
                                                                 -------------------------------------------
Increase (decrease) in cash and cash equivalents                     3,247,373     (2,130,099)     3,482,449
Cash and cash equivalents at beginning of year                       3,033,560      6,280,933      4,150,834
                                                                 -------------------------------------------
Cash and cash equivalents at end of year                           $ 6,280,933    $ 4,150,834   $  7,633,283
                                                                 ===========================================
Non-cash items
Conversion of proceeds on note payable to
 stockholder to common stock                                       $         -   $          -   $  3,000,000
                                                                 ===========================================

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Iterated Systems, Inc. (the "Company") develops and markets patented digital image science technology based upon its emerging Imaging Systems Architecture
(ISA), to original equipment manufacturers (OEM's) needing innovative, high performance solutions that improve customer satisfaction while making workflows faster and more efficient.

Iterated's patented technologies are based upon the Company's research and development expertise in digital image science and fractal-based mathematics that have evolved over more than ten years in the digital image business. The industry in which the Company operates is subject to rapid technological change.

INITIAL PUBLIC OFFERING

In September 1997 the Company sold 2,040,000 shares of common stock in an initial public offering at $10.00 per share on the Oslo Stock Exchange in Norway.

The Company has not registered any securities with the United States ("U.S.") Securities and Exchange Commission. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" unless the securities are registered or an exemption from the registration requirements is available.

STOCK SPLIT

On September 2, 1997: (a) the Company's Board of Directors agreed to effect a 100 for 1 stock split in the form of a stock dividend and to increase the number of authorized shares of common stock from 10,000,000 shares to 20,000,000 shares, effective September 3, 1997; and (b) the Company's shareholders approved such Board actions. All share and per share amounts have been adjusted in the accompanying consolidated financial statements to reflect such stock split.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned United Kingdom subsidiary, Iterated Systems, Limited ("ISL"). Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS

The Company's short-term investments are classified as held-to-maturity and are stated at cost. These investments mature within one year and the carrying amount reported in the balance sheets for these investments approximates their fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. Market is defined as net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization expense is calculated over the estimated useful lives of the related assets (three to seven years) using the straight line method for financial reporting purposes. Amortization of assets recorded under capital leases is included with depreciation and amortization expense.

SOFTWARE REVENUE RECOGNITION

In October 1997 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2 ("SOP 97-2") to clarify guidance on applying generally accepted accounting principles to software transactions and to provide guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company adopted SOP 97-2 during 1997. Such adoption had no effect on the Company's methods of recognizing revenue.

Development fees and contract revenues are recognized based on the Company's estimate of the percentage of completion using actual costs incurred as a percentage of expected total costs of individual development agreements or contracts. Exclusive license fees are recognized over the exclusivity period, if applicable.

Revenues from the sale of hardware and packaged software products are recognized upon the shipment of the products to the customers.

The Company's revenues are derived from a variety of customers including a large telecommunications company. The telecommunications company (see Note 7) accounted for 89%, 81% and 75% of the Company's revenues during 1995, 1996 and 1997, respectively. There were no amounts outstanding from this customer at December 31, 1997.

ADVERTISING COSTS

Advertising costs are expensed in the period incurred. Such costs amounted to $187,000, $299,000, and $132,000 during 1995, 1996 and 1997, respectively.

RESEARCH AND DEVELOPMENT AND PATENT COSTS

Research and development expenditures which include patent application and issuance costs are expensed when incurred.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Such amounts are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

FOREIGN CURRENCY TRANSLATION

ISL considers the British pound to be its functional currency. The Company considers its functional currency to be the U.S. dollar. ISL's assets and liabilities are translated at year-end rates of exchange and its revenues and expenses are translated at the average rates of exchange during the year.

Gains and losses resulting from currency translation are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the determination of net loss.

NET LOSS PER SHARE OF COMMON STOCK

In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement No. 128 Earnings Per Share ("Statement 128") which establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. Statement 128 requires the presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company adopted Statement 128 in 1997 and, in accordance with the requirements thereof, restated its net loss per share for all prior periods. The effect of adoption was not material to the accompanying consolidated financial statements. Net loss per share of common stock is computed based on the weighted average number of shares outstanding during the year.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995 the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 as of January 1, 1996. The effect of such adoption was not material to the accompanying consolidated financial statements.

EMPLOYEE STOCK OPTIONS

In October 1995 the FASB issued Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Under Statement 123, the Company may continue following previously existing accounting rules or adopt a new fair value method of valuing stock-based awards to employees. The Company elected to continue following the existing accounting rules under Accounting Principles Board Opinion No. 25,

Accounting for Stock Issued to Employees ("APB 25"), and related Interpretations in accounting for its employee stock options. The pro forma effect on the accompanying consolidated statements of operations of adopting Statement 123 is presented in Note 8.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997 the FASB issued Statement No. 130 Reporting Comprehensive Income ("Statement 130") which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt Statement 130 in 1998 and does not expect the effect of such adoption to be material to its consolidated financial statements.

In June 1997 the FASB also issued Statement No. 131 Disclosures about Segments of an Enterprise and Related Information ("Statement 131") which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt Statement 131 in 1998 and does not expect the effect of adoption to be material to its consolidated financial statements.

2. FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. Company policy is designed to limit exposure at any one institution. Certain investments are in excess of Federal Deposit Insurance Corporation ("FDIC") guaranteed amounts. The Company performs periodic evaluations of the relative credit standing of those financial institutions which are considered in the Company's investment strategy.

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable approximate their estimated fair values.

3. INVENTORY

During 1995 the Company upgraded certain of its software products. The upgraded software operates in such a way that, when used in conjunction with recently available personal computer central processors and operating systems, the Company's older hardware products are unnecessary for fully functional operation. Accordingly, during 1995, the Company recorded reserves totaling $380,000 to reduce the carrying value of certain inventory items and to reflect inventory purchase commitments in excess of net realizable value. The Company reserved an additional $238,000 during 1996. Inventory and reserves associated with the Company's older hardware products were written off during 1997.

4. LONG-TERM DEBT AND CREDIT FACILITY

Long-term debt consists of the following:

                                                                              DECEMBER 31
                                                                   1996                          1997
                                                                ---------------------------------------
Note payable to a bank through July 1998
 at approximately $12,000 per month, plus
 interest at prime (8.5% at December 31,
 1997); secured by certain computer equipment                   $ 219,000                      $ 81,000

Less current portion                                             (138,000)                      (81,000)
                                                                ---------------------------------------
                                                                $  81,000                      $      -
                                                                =======================================

On May 31, 1996 the Company entered into a Bridge Financing Credit Facility (the "Agreement") with one of its shareholders (the "Lender"). The Agreement was amended on June 30, 1997, and the borrowing term, public offering provisions and conversion date were extended to June 30, 1998 (previously May 31, 1997). The Credit Facility allows the Company to borrow up to $6,000,000 ($3,000,000 at December 31, 1997) at prime plus 1% (9.5% at December 31, 1997) from the Lender until June 30, 1998 without collateral. In addition, the Lender received a warrant to purchase 100,000 shares of the Company's common stock at $10 per share. The warrant expires on May 31, 1999. Company borrowings under the Credit Facility do not have to be repaid prior to the due date unless there is a public offering of the Company's stock prior to June 30, 1998. In such event, the Lender has an option to convert such borrowings into shares of the Company's common stock at $10 per share in lieu of accepting the Company's repayment. If borrowings are outstanding at June 30, 1998 and there has not been a public offering of the Company's common stock, such borrowings convert to a three-year term note. At the time of conversion to a three-year term note, the Lender is entitled to secure the note with collateral to be negotiated at that time.
After conversion to a term note, the Lender may at any time covert the unpaid balance into shares of the Company's common stock at $9 per share.

On June 9, 1997, the Company borrowed $3,000,000 under the Agreement. On October 31, 1997, the Lender exercised the option to convert those borrowings into 300,000 shares of the Company's common stock at $10 per share. The Company paid the Lender $112,000 in interest on the outstanding borrowings during 1997 and $32,000 and $26,000 for commitment fees on amounts not borrowed during 1996 and 1997, respectively.

5. CAPITALIZED LEASE OBLIGATIONS

Property and equipment includes the following amounts for leases that have been capitalized:

                                                                                          DECEMBER 31
                                                                                 1996                    1997
                                                                            -----------------------------------
Telephone equipment                                                           $ 108,000               $ 108,000
Computer equipment                                                              340,000                 340,000
                                                                            -----------------------------------
                                                                                448,000                 448,000
Less accumulated amortization                                                  (277,000)               (426,000)
                                                                              $ 171,000               $  22,000
                                                                            ===================================

Amortization of leased assets is included in depreciation and amortization expense. The telephone equipment provides for a bargain purchase option at the end of the lease (May, 1998), while the computer equipment lease provides for a series of one month extensions at the end of the current term (January, 1998).

Future minimum lease payments under capital leases consist of the following at December 31, 1997:

1998                                                                       $ 42,000
1999                                                                          5,000
                                                                           --------
Total minimum lease payments                                                 47,000
Less amounts representing interest                                           (3,000)
                                                                           --------
Present value of net minimum lease payments                                  44,000
Less current portion                                                        (39,000)
                                                                           --------
                                                                           $  5,000
                                                                           ========

6. OPERATING LEASES

The Company leases certain office equipment and office space under noncancellable agreements. The office equipment lease provides for an extension of the lease term at fair rental value or a purchase option at fair market value. The office space lease provides for a five year extension with rent escalation clauses linked to the Consumer Price Index. Rent expense under all operating leases approximated $755,000, $727,000 and $695,000 during 1995, 1996, and 1997, respectively.

During 1995 the Company relocated its principal offices and subleased its former office space to new tenants. The 1995 rent expense included $172,000 to cover the remaining lease obligation of such former office space, net of expected sublease and related income of $359,000, through November 30, 1996.

Future minimum lease payments under noncancellable operating leases, with initial lease terms of at least one year at the time of inception, are as follows at December 31, 1997:

1998                                                                                                $  714,000
1999                                                                                                   707,000
2000                                                                                                   395,000
2001                                                                                                    89,000
2002 and after                                                                                         934,000
                                                                                                    ----------
                                                                                                    $2,839,000
                                                                                                    ==========

7. SIGNIFICANT CONTRACTS

In 1994 the Company entered into a Development and License Agreement (the "Agreement") with a major international telecommunications company (the "Licensee") to provide for further development of certain advanced compression technology for use in telecommunications applications. The Licensee supplied significant funding for development and had certain exclusive rights until September 1997 for specified modules in telecommunications markets. The Agreement provided for the Company and the Licensee to share in revenues generated by the sale of such telecommunications modules. The Agreement gives the Licensee certain rights to continue exclusive licensing of specific technology components in telecommunications markets after September 1997. Some of these rights require payment of additional exclusivity licensing fees while others do not. During 1995, 1996, and 1997 the Company recognized $10,975,000, $10,873,000, and $5,752,000, respectively, in development fee revenues and $1,800,000, $1,800,000, and $1,350,000, respectively, in exclusive license fee revenues under the contract. Except for certain provisions, notably with respect to the continuing licensing of specific technology components referred to above, the Agreement expired in September 1997.

The Licensee and the Company have engaged in discussions which resulted in differing interpretations of various material provisions of the Agreement. If the parties are not successful in resolving these matters, then issues regarding the Agreement could result in an arbitration proceeding between the Licensee and the Company. In the opinion of management, the most likely resolution of these matters will not have a material adverse effect on the Company's consolidated financial position.

8. STOCK OPTION PLANS

In 1992 the Company approved a stock option plan and reserved 450,000 shares of common stock for future issuance. This plan was amended by the 1994 Amended and Restated Stock Option Plan (the "Plan") and the number of shares issuable under the Plan was increased to 1,750,000. During 1995, 1996 and 1997, the number of shares issuable under the Plan was further increased to 2,000,000, 2,200,000, and 2,400,000, respectively. Options may be granted only to employees of the Company. The options may be issued as incentive or nonqualified stock options. The terms and conditions of options granted under the Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. The terms of options granted under the Plan may not exceed 10 years.

The Company granted options as to 515,000, 311,000 and 553,100 shares under the Plan at exercise prices ranging from $6 to $8 during 1995, $10 during 1996, and ranging from $7.40 to $10 during 1997. Options as to 707,700 shares granted in 1994 resulted in $257,000, $248,000 and $80,000 of compensation expense during 1995, 1996 and 1997, respectively. This expense relates to the aggregate difference between the estimated fair market values of the shares at the date of the grant and the exercise prices which is being expensed over the vesting period.

Options as to 398,025 shares are available for future grants under the Plan at December 31, 1997.

During 1994 the Company adopted a Directors Stock Option Plan and reserved 180,000 shares for awards to non-employee directors joining the Board during or after November 1994. Such options are intended to take the place of cash compensation to such directors. Options granted under this plan vest over a three-year period. The Company granted options as to 25,000 and 15,000 shares at exercise prices of $6 and $10 in 1995 and 1996, respectively. Grants issued under the plan resulted in $30,000, $30,000 and $25,000 of compensation expense during 1995, 1996 and 1997, respectively, which relates to the aggregate difference between the estimated fair market values of the shares at the dates of grant and the exercise prices which is being expensed over the vesting period.

A summary of stock option activity under both of the above-described plans follows:

                                                                     NUMBER      PRICE     WEIGHTED -
                                                                   OF SHARES   PER SHARE  AVERAGE PRICE
                                                                 --------------------------------------
Outstanding options at January 1, 1995                             1,435,100   $.32- $ 6     $5.04
 Options granted                                                     540,500      6-   8      7.11
 Options exercised                                                    (8,500)   .32-   6       .39
 Options canceled                                                   (119,200)   .32-   6      5.22
                                                                 -----------
Outstanding options at December 31, 1995                           1,847,900    .32-   8      5.66

 Options granted                                                     326,000     10             10
 Options exercised                                                    (5,200)   .32-   6       .82
 Options canceled                                                    (39,500)     6-  10         8
                                                                 -----------
Outstanding options at December 31, 1996                           2,129,200    .32-  10      6.29

 Options granted                                                     553,100   7.40-  10      9.42
 Options exercised                                                   (44,825)   .32-   8      2.96
 Options canceled                                                   (634,725)   .32-  10      7.79
                                                                 -----------
Outstanding options at December 31, 1997                           2,002,750    .32-  10      6.76
                                                                 ===========

Exercisable options at December 31, 1997                           1,298,317     .32- 10      5.43
                                                                 ===========

The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:


                           OPTIONS OUTSTANDING                                                      OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------   ----------------------------------------
                                             WEIGHTED AVERAGE             WEIGHTED                                    WEIGHTED
                                          REMAINING CONTRACTUAL           AVERAGE                                     AVERAGE
EXERCISE PRICES   NUMBER OUTSTANDING               LIFE                EXERCISE PRICE     NUMBER EXERCISABLE       EXERCISE PRICE
-------------------------------------   ------------------------    ------------------   --------------------   ------------------
$  .32                  51,000                       6                    $ .32                 51,000                $ .32
  4.50                  60,000                       3                     4.50                 40,000                 4.50
  4.83                 707,700                       7                     4.83                487,000                 4.83
     6                 720,000                       6                        6                420,400                    6
     8                 267,500                       9                        8                 67,400                    8
    10                 323,000                      10                        -                      -                    -
                     ---------                                                               ---------
                     2,129,200                       8                     6.29              1,065,800                 5.27
                     =========                                                               =========

The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:


                              OPTIONS OUTSTANDING                                                  OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------   ----------------------------------------
                                             WEIGHTED AVERAGE             WEIGHTED                                    WEIGHTED
                                          REMAINING CONTRACTUAL           AVERAGE                                     AVERAGE
EXERCISE PRICES   NUMBER OUTSTANDING               LIFE                EXERCISE PRICE     NUMBER EXERCISABLE       EXERCISE PRICE
-------------------------------------   ------------------------    ------------------   --------------------   ------------------
$  .32                   11,900                     5                    $ .32                      11,900              $ .32
  4.50                   60,000                     2                     4.50                      60,000               4.50
  4.83                  689,400                     6                     4.83                     689,400               4.83
     6                  467,600                     5                        6                     445,934                  6
  7.40                  124,100                    10                        -                           -                  -
     8                  148,750                     8                        8                      71,000                  8
    10                  501,000                     9                       10                      20,083                 10
                      ---------                                                                  ---------
                      2,002,750                     7                     6.76                   1,298,317               5.43
                      =========                                                                  =========

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair values for these options were estimated at the dates of grant using the minimum value method prior to the Company's Initial Public Offering in September 1997 and the Black-Scholes method thereafter, with the following weighted-average assumptions for 1995, 1996 and 1997; risk-free interest rates of 6.40%, 6.36% and 6.20%, respectively; no dividend yield; volatility of .01 prior to the effective date of the Company's Initial Public Offering in September 1997 and .421, thereafter; and a weighted-average expected life of the options of 5 years.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The Company's pro forma information, assuming Statement 123 had been adopted, is as follows:

                                                              YEAR ENDED DECEMBER 31
                                                    1995              1996                 1997
                                                --------------------------------------------------
Pro forma net loss                               $(638,000)       $(1,866,000)         $(6,755,000)
Pro forma basic and diluted net loss per
 share of common stock                                (.06)              (.18)                (.60)

The weighted-average fair values of options granted for the years ended December 31, 1995 and 1996 and 1997 were $2.14, $2.52 and $2.90, respectively. Since
Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

9. SEGMENT INFORMATION

The net assets of the foreign operations exclude intercompany accounts payable to the Company (for which settlement is not planned or anticipated in the foreseeable future).

                                                            Year ended December 31
                                                        1995         1996         1997
                                                   ---------------------------------------
OPERATING REVENUE
 United States                                       $13,783,000  $15,462,000  $ 9,425,000
 United Kingdom                                          647,000       96,000       46,000
                                                   ---------------------------------------
Total                                                $14,430,000  $15,558,000  $ 9,471,000
                                                   =======================================

NET LOSS
 United States                                       $    28,000  $   973,000  $ 5,511,000
 United Kingdom                                          481,000      633,000      818,000
                                                   ---------------------------------------
Total                                                $   509,000  $ 1,606,000  $ 6,329,000
                                                   =======================================

IDENTIFIABLE ASSETS, NET
 United States                                       $ 2,427,000  $ 3,144,000  $18,550,000
 United Kingdom                                           87,000       67,000      166,000
                                                   ---------------------------------------
Total                                                $ 2,514,000  $ 3,211,000  $18,716,000
                                                   =======================================

10. SIGNIFICANT EMPLOYMENT AGREEMENTS

In 1994 the Company entered into employment agreements with its two co-founders, who each serve as Executive Vice Presidents. The agreements provide for: (a) a grant of stock options; (b) ongoing annual base salaries; (c) salary continuation rights in the event of employment termination under certain circumstances; and (d) possible performance-based cash bonuses each year through 1996. Total charges to expense for cash bonuses under these two agreements amounted to $330,000 in 1995. No such amounts were charged to expense in 1996 or 1997. Prior to the issuance of the 1995 consolidated financial statements, each Executive Vice President agreed to a future reduction in annual base salary, which became effective upon the Company's completion of an Initial Public Offering of common stock in September 1997.

In 1994 the Company also entered into an employment agreement with the President/Chief Executive Officer. This agreement included a grant of options as to 724,300 shares of common stock at exercise prices ranging from $4.83 to $6 per share. Options as to 137,500 of the shares were to vest on the earlier of eight years from date of grant or the successful completion of certain performance-based criteria during the three year period following the date of grant. The remaining options vested over a period of three years from the date of grant. Compensation expense related to these options aggregated $257,000, $248,000 and $80,000 during 1995, 1996 and 1997, respectively (see Note 8). The President/CEO was also entitled to receive a specified bonus in the event of a change in control of the Company and retain salary continuation rights in the event of employment termination under certain circumstances.

In December 1997, the Company restated the employment agreement with the President/Chief Executive Officer. The restated agreement acknowledges his request to relinquish the President/Chief Executive Officer titles and to become the Vice-Chairman of the Company's Board of Directors together with: a) a reduction of base salary to reflect his advisory role; b) an additional grant of 124,100 stock options; c) and a performance-based cash bonus in the amount of $150,000 which was paid in 1997. The restated agreement also provides for the immediate vesting of options as to 706,000 shares of common stock previously granted and the forfeiture of options as to 218,300 shares of common stock previously granted.

11. INCOME TAXES

The Company and ISL file income tax returns in the United States and the United Kingdom, respectively.

At December 31, 1996 and December 31, 1997 the Company has net operating loss carryforwards in the United States of $3,120,000 and $11,941,000, respectively, which begin expiring in 2007. In addition, at December 31, 1996 and December 31, 1997 the Company has $720,000 and $920,000, respectively, of research and development credits available for offset against future United States income taxes which expire in 2007 through 2011. The utilization of net operating loss carryforwards to offset future taxable income may be limited due to any future changes in ownership of the Company.

At December 31, 1996 and December 31, 1997 ISL has net operating loss carryforwards in the United Kingdom of (Pounds)1,011,000 ($1,592,000) and (Pounds)1,600,000 ($2,633,000), respectively, which are available for offset against future United Kingdom taxable income.

For financial reporting purposes, a valuation allowance has been recognized to reduce the net deferred tax assets to zero due to uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefit of such deferred income tax assets.

The Company's deferred income tax liabilities and assets are as follows:

                                                                             DECEMBER 31
                                                                     1996                   1997
                                                                -----------------------------------
Deferred income tax liabilities:
 Tax over book depreciation                                      $   77,000              $        -
 Prepaid insurance                                                   13,000                  19,000
                                                                -----------------------------------
Total deferred income tax liabilities                                90,000                  19,000
Deferred income tax assets:
 Book over tax depreciation                                               -                 158,000
 Research and development credits                                   720,000                 920,000
 Allowance for bad debts                                             22,000                   3,000
 Inventory reserve                                                  220,000                       -
 Net operating loss carryforwards-U.S.                            1,186,000               4,538,000
 Net operating loss carryforwards-U.K.                              525,000                 869,000
 Compensatory stock options                                         335,000                 266,000
 Deferred revenue                                                 1,345,000                   2,000
 Alternative minimum tax credit                                     115,000                 115,000
 Bonuses                                                                  -                  10,000
                                                                -----------------------------------
Total deferred income tax assets                                  4,468,000               6,881,000
Valuation allowance for deferred income tax assets
                                                                  4,378,000               6,862,000
                                                                -----------------------------------
Net deferred income tax assets                                       90,000                  19,000
                                                                -----------------------------------
Net deferred income taxes                                       $         -              $        -
                                                                ===================================

12. RETIREMENT PLAN

The Company maintains a defined contribution plan (the "401(k) Plan") covering all employees. The Company makes matching contributions equal to 50% of eligible employees' contributions, up to 4% of the employees' compensation. The Company expensed $90,000, $102,000, and $102,000 during 1995, 1996 and 1997, respectively, related to this plan.

13. LITIGATION

The Company is involved in certain litigation arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

14. EQUITY INVESTMENT

During 1996 an international general trading company and certain of its associated companies made an equity investment in the Company. The total investment amounted to approximately $2,000,000 in exchange for which the Company issued 200,000 shares of the Company's common stock.

15. YEAR 2000 DATE CONVERSION (UNAUDITED)

The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. The Company intends to take the actions necessary to ensure that systems and applications will recognize and process the year 2000 and beyond. The Company does not expect the cost of year 2000 compliance to be material to its consolidated financial statements.

SHARE MARKET VALUE

The company's shares of common stock have been traded on the Norwegian Stock Exchange under the symbol ITR since October 1,1997. Prior to that time the shares were not traded on any public market or exchange.


Quarter Ended December 31,1997

High       $13.92
Low          6.86

The Company has not registered any securities with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended. Securities of the Company may not be offered for sale or sold in the U.S., or to or for the account or benefit of any "U.S. person" (as defined in the Securities Act), unless the securities are registered under the Securities Act or an exemption from such registration requirements is available.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ITERATED SYSTEMS, INC.


                                    By:   /s/ John C. Bacon
                                         ------------------
                                         John C. Bacon
                                         President and
                                         Chief Executive Officer